Exhibit 99.1

1200, 520 – 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811 • Fax (403) 261-4818

Calgary, Alberta – September 29, 2004 - Luke Energy Ltd. ("Luke") today advised that it has completed its previously announced private placement of 1,320,755 common shares on a "flow-through" basis at $2.65 per share, for total gross proceeds of approximately $3.5 million. Proceeds from the sale will be used to shoot seismic and drill wells on oil and gas prospects identified by Luke.

The management and directors of Luke subscribed for approximately 25% of the issue.

Luke is an emerging Western Canadian oil and gas company whose common shares are listed on the Toronto Stock Exchange under the symbol "LKE". After giving effect to the private placement, Luke has approximately 36.2 million common shares outstanding

Information contacts:	Harold V. Pedersen, Chief Executive Officer
Mary C. Blue, Chief Operating Officer
Carrie McLauchlin, Chief Financial Officer
(403) 261-4811

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this press release.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.